Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco reports third quarter financial results

•	annual uranium sales outlook confirmed

•	first uranium concentrate from Cigar Lake ore produced from the McClean Lake mill

•	recorded $184 million write-down on Global Laser Enrichment

•	unionized workers at McArthur River and Key Lake accept new contract offer

Saskatoon, Saskatchewan, Canada, October 29, 2014 .........................................................................................................................

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the third quarter ended September 30, 2014 in accordance with International Financial Reporting Standards (IFRS).

“Our results for the quarter reflect the ongoing challenges our industry is facing,” said president and CEO, Tim Gitzel. “But we continue to show that we’re up for the near-term challenge, as we prepare for the increased demand we see coming over the long term,” he added.

“To maintain the flexibility to adapt to the evolving market, we continue to work on things that are within our control and focus on efficiency at our operations. Our announcement of first production of packaged pounds from ore mined at Cigar Lake, and our recent contract agreement with our McArthur River and Key Lake unionized employees, speak to that focus.”

HIGHLIGHTS ($ MILLIONS EXCEPT WHERE INDICATED)	THREE MONTHS ENDED SEPTEMBER 30		CHANGE	NINE MONTHS ENDED SEPTEMBER 30		CHANGE
	2014	2013		2014	2013
Revenue	587	597	(2)%	1,508	1,461	3%
Gross profit	143	228	(37)%	386	422	(9)%
Net earnings (losses) attributable to equity holders	(146)	211	(170)%	113	254	(56)%
$ per common share (diluted)	(0.37)	0.53	(170)%	0.28	0.64	(56)%
Adjusted net earnings (non-IFRS, see page 4)	93	208	(55)%	207	295	(30)%
$ per common share (adjusted and diluted)	0.23	0.53	(57)%	0.52	0.75	(31)%
Cash provided by (used in) continuing operations (after working capital changes)[1]	263	154	71%	244	361	(32)%

[1]	For comparison purposes, our results have been revised to exclude BPLP. The impact of BPLP is shown separately as a discontinued operation.

THIRD QUARTER

Net losses attributable to equity holders (net losses) this quarter were $146 million ($0.37 per share diluted) compared to net earnings attributable to equity holders (net earnings) of $211 million ($0.53 per share diluted) in the third quarter of 2013. In addition to the items noted below, our net losses were affected by the impairment of our investment in GE-Hitachi Global Laser Enrichment (GLE) of $184 million, the impairment of our investment in GoviEx Uranium Inc. (GoviEx) of $12 million, and mark-to-market losses on foreign exchange derivatives compared to gains in 2013.

On an adjusted basis, our net earnings this quarter were $93 million ($0.23 per share diluted) compared to $208 million ($0.53 per share diluted) (non-IFRS measure, see page 4) in the third quarter of 2013. The change was mainly due to:

•	lower earnings from our uranium segment based on a higher cost of sales and lower Canadian and US dollar average realized prices

•	no earnings from BPLP due to the divestiture of our interest in the first quarter of this year partially offset by:

•	tax recoveries due to pre-tax losses in Canada

See Financial results by segment on page 5 for more detailed discussion.

FIRST NINE MONTHS

Net earnings in the first nine months of the year were $113 million ($0.28 per share diluted) compared to $254 million ($0.64 per share diluted) in the first nine months of 2013. In addition to the items noted below, net earnings were impacted by a gain on the sale of our interest in BPLP of $127 million, the impairment of our investment in GLE of $184 million, the impairment of our investment in GoviEx of $12 million, and higher mark-to-market losses on foreign exchange derivatives compared to 2013.

On an adjusted basis, our net earnings for the first nine months of this year were $207 million ($0.52 per share diluted) compared to $295 million ($0.75 per share diluted) (non-IFRS measure, see page 4) for the first nine months of 2013, mainly due to:

•	lower earnings from our uranium business based on a higher cost of sales

•	an early termination fee of $18 million incurred as a result of the cancellation of our toll conversion agreement with Springfields Fuels Ltd. (SFL), which was to expire in 2016

•	settlement costs of $12 million with respect to the early redemption our Series C debentures

•	no earnings from BPLP due to the divestiture of our interest in the first quarter of this year partially offset by:

•	a favourable settlement of $28 million with respect to a dispute regarding a long-term supply contract with a utility customer

•	lower expenditures on exploration due to decreased activity in Australia and a more focused effort on our core projects in Saskatchewan

•	higher tax recoveries due to pre-tax losses in Canada

See Financial results by segment on page 5 for more detailed discussion.

Also of note this quarter:

In July 2014, the majority partner of GLE decided to significantly reduce funding to GLE. In accordance with the provisions of IAS 36 Impairment of Assets, we considered this to be an indicator that our investment in GLE could potentially be impaired and, accordingly, we estimated the assets’ recoverable amount. As a result of this review, we have impaired the full value of our investment and recorded a charge of $184 million in the third quarter.

Also in the third quarter, we recorded an impairment on our investment in GoviEx. GoviEx recently became listed on the Canadian Securities Exchange. With the availability of a quoted market price, we determined that there was a significant decline in the fair value of our investment in GoviEx and as a result, we recorded an impairment of $12 million.

Uranium market update

The market in the third quarter of 2014 showed no fundamental change from the first half of the year. It remains in a state of surplus supply as a result of factors like the lack of reactor restarts in Japan. That said, we did see a 25% increase in the spot price during the quarter, as prices moved from the high-$20s to mid-$30s (US). We believe this increase can be attributed to market speculation surrounding the uncertain impact of potential Russian sanctions, the possible interruption of US Department of Energy inventory dispositions, the reduction in supply from our own McArthur River/Key Lake operation as a result of a labour disruption, and normal course activity from traders and financial players. There have also been some indications that investors may be looking to step in to take positions in physical uranium, but it is too early to speculate on the potential impact of this activity on the market.

Whether the spot price increase is sustainable is yet to be seen. Utilities remain well covered, and while Japan is edging ever closer to restarting some reactors, it’s clear that the restart approval process will continue to be challenging. Meanwhile, supply is readily available for the near term, though it has diminished over the long term as a result of project delays and cancellations. So while, overall, there have been some positive developments, nothing fundamental has changed in the uranium market for the near term.

The long-term outlook remains positive, as nuclear growth continues around the world. Approximately 70 new reactors are under construction and even more are planned. This reactor growth, combined with the timing, development and execution of new supply projects, along with the continued performance of existing supply, will determine the pace of market recovery.

Outlook for 2014

Our strategy is to profitably produce at a pace aligned with market signals, while maintaining the ability to respond to conditions as they evolve.

Our outlook for 2014 reflects the expenditures necessary to help us achieve our strategy. Our outlook for uranium production, uranium average unit cost of sales, fuel services production, fuel services sales volume, fuel services revenue, NUKEM sales volume, NUKEM revenue, consolidated revenue, consolidated tax rate, and capital expenditures has changed as explained below. We do not provide an outlook for the items in the table that are marked with a dash.

See Financial results by segment on page 5 for details.

2014 FINANCIAL OUTLOOK

	CONSOLIDATED	URANIUM		FUEL SERVICES	NUKEM

Production	—	22.6 to 22.8 million lbs		11 to 12 million kgU	—

Sales volume	—	31 to 33 million lbs	[1]	Decrease 10% to 15%	7 to 8 million lbs U3O8

Revenue compared to 2013	Decrease 0% to 5%	Increase 5% to 10%[2]		Decrease 0% to 5%	Decrease 25% to 30%

Average unit cost of sales (including D&A)	—	Increase 5% to 10%[3]		Increase 0% to 5%	Decrease 15% to 20%

Direct administration costs compared to 2013[4]	Increase 0% to 5%	—		—	Increase 0% to 5%

Exploration costs compared to 2013	—	Decrease 25% to 30%		—	—

Tax rate	Recovery of 40% to 45%	—		—	Expense of 30% to 35%

Capital expenditures	$490 million	—		—	—

[1]	Our outlook for sales volume in our uranium segment does not include sales between our uranium, fuel services and NUKEM segments.
[2]	Based on a uranium spot price of $36.50 (US) per pound (the Ux spot price as of October 27, 2014), a long-term price indicator of $45.00 (US) per pound (the Ux long-term indicator on October 27, 2014) and an exchange rate of $1.00 (US) for $1.09 (Cdn).
[3]	This increase is based on the unit cost of sale for produced material and committed long-term purchases, and spot purchases made to September 30, 2014. If we make additional discretionary purchases during the remainder of 2014, then we expect the overall unit cost of sales could be different.
[4]	Direct administration costs do not include stock-based compensation expenses.

In our uranium and fuel services segments, our customers choose when in the year to receive deliveries, so our quarterly delivery patterns, sales volumes and revenue can vary significantly. We are on track to meet our 2014 uranium sales targets, and, therefore, expect to deliver 8 million to 10 million pounds in the fourth quarter.

We have decreased our uranium production outlook to be between 22.6 million and 22.8 million pounds U3O8 (previously between 22.8 million and 23.3 million pounds) to reflect the impact of the labour disruption at

McArthur River/Key Lake, as well as our expected production from Cigar Lake/McClean Lake. See Operations updates starting on page 9 for more information.

Average unit cost of sales in our uranium segment are now expected to increase 5% to 10% (previously an increase of up to 5%). Cost of sales has increased due to higher unit production costs in light of lower overall production, and the continued payment of stand-by costs for the McClean Lake mill, which are charged to cost of sales.

In our fuel services segment, we have lowered our outlook for annual production to between 11 million and 12 million kgU (previously 12 million to 13 million kgU) due to a lower than expected final delivery from SFL under the toll conversion contract.

We now expect fuel services revenue to decrease by up to 5% (previously a 5% to 10% decrease) due to higher expected average realized prices. The increase in average realized prices is slightly offset by a lower outlook for expected sales volumes, which we now expect to decrease by 10% to 15% (previously a decrease of 5% to 10%) due to market conditions.

We now expect consolidated revenue to decrease by up to 5% (previously an increase of 5% to 10%), primarily as a result of the decrease in our sales and revenue outlook for NUKEM in the third quarter. We expect NUKEM to sell between 7 million and 8 million pounds (previously expected sales of 7 million to 9 million pounds). As a result, we now expect NUKEM’s revenue to decrease by 25% to 30% (previously a decrease of 15% to 20%) due to the ongoing weakness in the uranium market.

We now expect a recovery of 40% to 45% for our consolidated tax rate (previously a 30% to 35% recovery) due to a change in the distribution of earnings between jurisdictions.

Capital expenditures are now expected to be $490 million (previously $550 million) due to timing of project work, resulting in the deferral of some costs to 2015.

SENSITIVITY ANALYSIS

For the rest of 2014:

•	a change of $5 (US) per pound in both the Ux spot price ($36.50 (US) per pound on October 27, 2014) and the Ux long-term price indicator ($45.00 (US) per pound on October 27, 2014) would change revenue by $20 million and net earnings by $8 million

•	a one-cent change in the value of the Canadian dollar versus the US dollar would effectively change revenue by $3 million and adjusted net earnings by less than $1 million, with a decrease in the value of the Canadian dollar versus the US dollar having a positive impact. This sensitivity is based on an exchange rate of $1.00 (US) for $1.00 (Cdn).

ADJUSTED NET EARNINGS (NON-IFRS MEASURE)

Adjusted net earnings is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a more meaningful way to compare our financial performance from period to period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is our net earnings (losses) attributable to equity holders, adjusted to better reflect the underlying financial performance for the reporting period. The adjusted earnings measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies in the applicable reporting period, and has been adjusted for pre-tax adjustments on derivatives, NUKEM purchase price inventory write-down (pre-tax), impairment charges, income taxes on adjustments, and the after tax gain on the sale of our interest in BPLP.

Adjusted net earnings is non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

The table on the following page reconciles adjusted net earnings with our net earnings.

($ MILLIONS)	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30
	2014	2013	2014	2013
Net earnings (loss) attributable to equity holders	(146)	211	113	254

Adjustments
Adjustments on derivatives[1] (pre-tax)	60	(41)	37	20
NUKEM purchase price inventory write-down (pre-tax)	(2)	17	(2)	17
Impairment charges	196	15	196	15
Gain on interest in BPLP (after tax)	—	—	(127)	—
Income taxes on adjustments	(15)	6	(10)	(11)

Adjusted net earnings	93	208	207	295

[1]	We do not apply hedge accounting for our portfolio of foreign currency forward sales contracts. However, we have adjusted our gains or losses on derivatives to reflect what our earnings would have been had hedge accounting been in place.

DISCONTINUED OPERATION

On March 27, 2014, we completed the sale of our 31.6% limited partnership interest in BPLP. The aggregate sale price for our interest in BPLP and certain related entities was $450 million. The sale has been accounted for, effective January 1, 2014. We realized an after tax gain of $127 million on this divestiture.

PURCHASE COMMITMENTS

During the third quarter, our purchase commitments increased due to the signing of new long-term purchase commitments, which we believe will be beneficial for us as they have been in the past.

As of September 30, 2014, we had commitments of about $1.6 billion (Cdn) for the following:

•	approximately 31 million pounds of U3O8 equivalent from 2014 to 2028

•	approximately 3 million kgU as UF6 in conversion services from 2014 to 2018

•	over 1.2 million Separative Work Units (SWU) of enrichment services to meet existing forward sales commitments under agreements with a non-Western supplier

See Purchase commitments in our first quarter MD&A for more information.

Financial results by segment

Uranium

(includes sales of 1 million pounds between our uranium, fuel services and NUKEM segments)

HIGHLIGHTS	THREE MONTHS ENDED SEPTEMBER 30		CHANGE	NINE MONTHS ENDED SEPTEMBER 30		CHANGE
	2014	2013		2014	2013
Production volume (million lbs)	5.4	5.8	(7)%	15.1	16.2	(7)%

Sales volume (million lbs)	9.0	8.5	6%	23.3	20.1	16%

Average spot price ($US/lb)	31.80	34.75	(8)%	31.90	39.21	(19)%
Average long-term price ($US/lb)	44.33	53.00	(16)%	45.94	55.50	(17)%
Average realized price
($US/lb)	45.87	50.73	(10)%	46.14	48.72	(5)%
($Cdn/lb)	49.83	52.59	(5)%	50.35	49.81	1%

Average unit cost of sales ($Cdn/lb) (including D&A)	35.09	26.19	34%	34.81	29.91	16%

Revenue ($ millions)	447	449	—	1,171	1,001	17%

Gross profit ($ millions)	132	226	(42)%	362	400	(10)%

Gross profit (%)	30	50	(40)%	31	40	(23)%

THIRD QUARTER

Production volumes this quarter were 7% lower compared to the third quarter of 2013 due to a labour disruption at McArthur River/Key Lake that resulted in an unplanned shutdown. See Operations updates starting on page 9 for more information.

Uranium revenues for the quarter remained flat compared to the third quarter of 2013 as a 6% increase in sales volumes was offset by a 5% decrease in the Canadian dollar average realized price.

Our realized prices this quarter were lower than the third quarter of 2013, primarily as a result of a decrease in the price realized on deliveries under market-related contracts, offset by the weakening of the Canadian dollar compared to 2013. In the third quarter of 2014, the exchange rate on the average realized price was $1.00 (US) for $1.09 (Cdn) over the quarter, compared to $1.00 (US) for $1.04 (Cdn) in the third quarter of 2013.

Total cost of sales (including D&A) increased by 41% ($315 million compared to $224 million in 2013). This was mainly the result of a 6% increase in sales volumes and an increase in the average non-cash unit cost of inventory.

The net effect was a $94 million decrease in gross profit for the quarter.

The table on the following page shows the costs of produced and purchased uranium incurred in the reporting periods (which are non-IFRS measures, see the paragraphs below the table). These costs do not include selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

FIRST NINE MONTHS

Production volumes for the first nine months of the year were 7% lower than in the previous year due to lower production from McArthur/Key Lake, Crow Butte and Inkai. See Operations updates starting on page 9 for more information.

For the first nine months of 2014, uranium revenues increased 17% compared to 2013, due to a 16% increase in sales volumes, and a 1% increase in the Canadian dollar average realized price. Sales in the first nine months were higher than in 2013 due to a change in the timing of deliveries, which can vary significantly and are driven by customer requests.

Our realized prices for the first nine months of 2014 were higher than 2013 primarily as a result of the weakening of the Canadian dollar compared to 2013, partially offset by a decrease in the price realized on deliveries under market related contracts. For the first nine months of 2014, the exchange rate on the average realized price was $1.00 (US) for $1.09 (Cdn), compared to $1.00 (US) for $1.02 (Cdn) for the same period in 2013.

Total cost of sales (including D&A) increased by 35% ($810 million compared to $601 million in 2013) mainly due to a 16% increase in sales volumes, an increase in non-cash costs, and an increase in cash costs which was primarily the result of an increased cost of purchases. For the first nine months of 2014, total non-cash costs were $176 million compared to $92 million for the same period in 2013 due to an increase in the average non-cash unit cost of inventory, and the completion of several capital projects at our production facilities. As discussed in our annual MD&A, upon project completion, we begin to depreciate the asset, which increases the non-cash portion of our production costs.

The net effect was a $38 million decrease in gross profit for the first nine months.

Previously, our most significant long-term purchase contract was the Russian Highly Enriched Uranium (HEU) commercial agreement, which ended in 2013. With that source of supply no longer available, and until Cigar Lake ramps up to full production, to meet our delivery commitments, we will make use of our inventories and we may purchase material where it is beneficial to do so. We expect our purchases will result in profitable sales; however, the cost of purchased material may be higher or lower than our other sources of supply, depending on market conditions.

The table on the next page shows the costs of produced and purchased uranium incurred in the reporting periods (which are non-IFRS measures, see the paragraphs below the table). These costs do not include selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

($CDN/LB)	THREE MONTHS ENDED SEPTEMBER 30		CHANGE	NINE MONTHS ENDED SEPTEMBER 30		CHANGE
	2014	2013		2014	2013
Produced
Cash cost	17.91	17.68	1%	21.19	19.66	8%
Non-cash cost	7.31	10.63	(31)%	10.47	9.48	10%

Total production cost	25.22	28.31	(11)%	31.66	29.14	9%

Quantity produced (million lbs)	5.4	5.8	(7)%	15.1	16.2	(7)%

Purchased
Cash cost	30.91	16.57	87%	37.25	23.25	60%

Quantity purchased (million lbs)	1.8	3.8	(53)%	3.4	8.7	(61)%

Totals
Produced and purchased costs	26.64	23.66	13%	32.69	27.08	21%

Quantities produced and purchased (million lbs)	7.2	9.6	(25)%	18.5	24.9	(26)%

Cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium presented in the above table are non-IFRS measures. These measures do not have a standardized meaning or a consistent basis of calculation under IFRS. We use these measures in our assessment of the performance of our uranium business. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow.

These measures are non-standard supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared according to accounting standards. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

To facilitate a better understanding of these measures, the table below presents a reconciliation of these measures to our unit cost of sales for the third quarters and the first nine months of 2014 and 2013.

CASH AND TOTAL COST PER POUND RECONCILIATION

($ MILLIONS)	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30
	2014	2013	2014	2013
Cost of product sold	248.2	198.2	633.8	509.4
Add / (subtract)
Royalties	(21.5)	(6.2)	(56.7)	(38.3)
Standby charges	(5.8)	(9.1)	(24.8)	(26.3)
Other selling costs	(1.2)	(0.1)	(6.7)	3.4
Change in inventories	(67.3)	(17.3)	(99.0)	72.5

Cash operating costs (a)	152.4	165.5	446.6	520.7
Add / (subtract)
Depreciation and amortization	66.7	25.6	175.9	91.7
Change in inventories	(27.3)	36.0	(17.7)	61.9

Total operating costs (b)	191.8	227.1	604.8	674.3

Uranium produced & purchased (millions lbs) (c)	7.2	9.6	18.5	24.9

Cash costs per pound (a ÷ c)	21.16	17.24	24.14	20.91
Total costs per pound (b ÷ c)	26.64	23.66	32.69	27.08

Fuel services

(includes results for UF6, UO2 and fuel fabrication)

HIGHLIGHTS	THREE MONTHS ENDED SEPTEMBER 30		CHANGE	NINE MONTHS ENDED SEPTEMBER 30		CHANGE
	2014	2013		2014	2013
Production volume (million kgU)	1.1	2.6	(58)%	8.9	12.2	(27)%
Sales volume (million kgU)	3.1	3.8	(18)%	8.2	11.1	(26)%
Average realized price ($Cdn/kgU)	23.11	20.03	15%	22.21	18.63	19%
Average unit cost of sales ($Cdn/kgU) (including D&A)	21.55	16.63	30%	19.46	15.58	25%
Revenue ($ millions)	71	77	(8)%	182	208	(13)%
Gross profit ($ millions)	5	13	(62)%	23	34	(32)%
Gross profit (%)	7	17	(59)%	13	16	(19)%

THIRD QUARTER

Total revenue decreased by 8% due to an 18% decrease in sales volume, partially offset by a 15% increase in average realized price. Realized prices were higher, primarily due to the mix of fuel services products sold compared to 2013.

The total cost of products and services sold (including D&A) increased by 3% ($66 million compared to $64 million in the third quarter of 2013) due to an increase in the average unit cost of sales, offset by a decrease in sales volumes. When compared to 2013, the average unit cost of sales was 30% higher due to higher unit production costs as a result of lower production for UF6 and the mix of fuel services products sold.

The net effect was an $8 million decrease in gross profit.

FIRST NINE MONTHS

In the first nine months of the year, total revenue decreased by 13% due to a 26% decrease in sales volumes, partially offset by a 19% increase in realized price.

The total cost of sales (including D&A) decreased 9% ($159 million compared to $174 million in 2013) due to a 26% decrease in sales volume offset by a 25% increase in the average unit cost of sales. The increase in the average unit cost of sales was due to higher unit production costs as a result of lower production for UF6 and UO2 and the mix of fuel services products sold.

The net effect was an $11 million decrease in gross profit.

NUKEM

($ MILLIONS EXCEPT WHERE INDICATED)	THREE MONTHS ENDED SEPTEMBER 30		CHANGE	NINE MONTHS ENDED SEPTEMBER 30		CHANGE
	2014	2013		2014	2013
Uranium sales (million lbs)	2.5	2.1	19%	4.7	5.6	(16)%
Revenue	97	93	4%	190	276	(31)%
Cost of product sold (including D&A)	88	100	(12)%	171	275	(38)%
Gross profit	9	(7)	229%	19	1	1800%
Net earnings	4	(6)	167%	5	(6)	183%
Adjustments on derivatives[1]	—	1	(100)%	1	(2)	150%
NUKEM inventory write-down (reversal) (net of tax)	(1)	11	(109)%	(1)	11	(109)%
Adjusted net earnings (loss)[1]	3	6	(50)%	5	3	67%

[1]	Adjustments relate to unrealized gains and losses on foreign currency forward sales contracts (non-IFRS measure, see page 4).

THIRD QUARTER

During the three months ended September 30, 2014, NUKEM delivered 2.5 million pounds of uranium, an increase of 0.4 million pounds due to timing of customer requirements. NUKEM revenues amounted to $97 million compared to $93 million in 2013, due to the increase in deliveries, which more than offset the impact of a decline in the uranium spot price relative to the previous year.

Gross profit amounted to $9 million, compared to a loss of $7 million in the previous year. In the third quarter of 2013, we recorded a charge of $17 million ($11 million after-tax), reflecting a decline in net realizable value of certain inventory. The unit cost of uranium sold was lower in 2014 due to the decline in the spot price. On a percentage basis, gross profits were 10% in 2014 compared to a loss of 7% in the prior year.

Adjusted net earnings for the third quarter of 2014 were $3 million, compared to earnings of $6 million (non-IFRS measure, see page 4) in 2013.

FIRST NINE MONTHS

During the nine months ended September 30, 2014, NUKEM delivered 4.7 million pounds of uranium, a decrease of 0.9 million pounds due to timing of customer requirements and generally lower activity in the market. NUKEM revenues amounted to $190 million due to the decline in deliveries and a lower realized price attributable to the decline in spot price relative to the prior year.

Gross profit amounted to $19 million, compared to $1 million in the first nine months of 2013. The prior year’s margins were impacted by the inventory write-down described above. While sales were significantly lower in the current year, they were at higher margins. On a percentage basis, gross profits were 10% in 2014 compared to nil in the prior year.

Adjusted net earnings for the first nine months of 2014 amounted to $5 million, compared to earnings of $3 million (non-IFRS measure, see page 4) in 2013.

Operations updates

Uranium Production

	THREE MONTHS ENDED SEPTEMBER 30			NINE MONTHS ENDED SEPTEMBER 30
CAMECO’S SHARE (MILLION LBS)	2014	2013	CHANGE	2014	2013	CHANGE	2014 PLAN[1]
McArthur River/Key Lake	3.1	3.8	(18)%	9.0	10.1	(11)%	12.8
Rabbit Lake	0.9	0.4	125%	2.0	2.0	—	4.1
Smith Ranch-Highland	0.5	0.5	—	1.5	1.2	25%	2.0
Crow Butte	0.1	0.2	(50)%	0.4	0.5	(20)%	0.6
Inkai	0.8	0.9	(11)%	2.2	2.4	(8)%	3.0
Cigar Lake	—	—	—	—	—	—	0.1 - 0.3
Total	5.4	5.8	(7)%	15.1	16.2	(7)%	22.6 - 22.8

1	We previously updated our initial 2014 plan for Cigar Lake (to 0.0 – 0.5 million pounds from 1.0 – 1.5 million pounds) in our Q2 MD&A.

MCARTHUR RIVER/KEY LAKE

Production for the quarter was 18% lower compared to the same period last year due to a labour disruption in the third quarter that resulted in an unplanned shutdown of the operations for approximately 18 days. Production for the first nine months was 11% lower compared to 2013, primarily for the same reason. As a result, we now expect our share of production this year to be 12.8 million pounds compared to our previous forecast of 13.1 million pounds U3O8.

The zone 4 north freezewall, and development through the unconformity and into the sandstone, have been completed. Production from the area is now underway.

On October 6, 2014, unionized employees at McArthur River and Key Lake accepted a new four-year contract that includes a 12% wage increase over the term of the agreement. The previous contract expired on December 31, 2013.

CIGAR LAKE

We resumed jet bore mining in the first week of September after a temporary suspension in July to allow the ore body to freeze more thoroughly in localized areas. Those areas have now met the desired temperature conditions. Ore slurry is being shipped from the mine to the McClean Lake mill.

On October 8, 2014, AREVA’s McClean Lake mill started producing uranium concentrate from ore mined at the Cigar Lake operation.

We now expect to produce between 0.2 million and 0.6 million packaged pounds (100% basis) in 2014, depending on the mine rampup at Cigar Lake and the continued success of milling operations at McClean Lake. We were able to narrow the range from the earlier expectation of up to 1 million packaged pounds (100% basis) as a result of the further experience gained through the commissioning process at the mine and mill, as well as the shorter time remaining in the year. We continue to capitalize costs at Cigar Lake until such time that commercial production is reached. Commercial production is reached when management determines that the mine is able to produce at a consistent or sustainably increasing level.

We expect to ramp up to our long-term annual production target of 18 million pounds U3O8 (100% basis) by 2018.

INKAI

Production was 11% lower in the third quarter and 8% lower in the first nine months of 2014 compared to the same periods last year due to delays in bringing on new wellfields as a result of abnormally heavy snowfall and a rapid spring melt earlier in the year.

The operation continues to recover and maintains an annual production forecast of 3.0 million pounds of U3O8 (our share).

FUEL SERVICES

Fuel services produced 1.1 million kgU in the third quarter, 58% lower than the same period last year. The lower production is primarily due to an extended planned shutdown and lower demand, as well as a lower than expected final delivery from SFL under the toll conversion contract. Production for the first nine months was 8.9 million kgU, 27% lower compared to last year. We decreased our production target, so quarterly production is expected to be lower than in comparable periods in 2013.

We are now expecting to produce between 11 million and 12 million kgU (previously 12 million and 13 million kgU) due to a lower than expected final delivery from SFL under the toll conversion contract.

Qualified persons

The technical and scientific information discussed in this document for our material properties (McArthur River/Key Lake, Inkai and Cigar Lake) was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

McArthur River/Key Lake

•	David Bronkhorst, vice-president, mining and technology, Cameco

Cigar Lake

•	Scott Bishop, manager, technical services, Cameco

Inkai

•	Ken Gullen, technical director, international Cameco

CAUTION ABOUT FORWARD-LOOKING INFORMATION

This document includes statements and information about our expectations for the future. When we discuss our strategy, plans, future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

•	It typically includes words and phrases about the future, such as: anticipate, believe, estimate, expect, plan, will, intend, goal, target, forecast, project, strategy and outlook (see examples below).

•	It represents our current views, and can change significantly.

•	It is based on a number of material assumptions, including those we have listed on page 12, which may prove to be incorrect.

•	Actual results and events may be significantly different from what we currently expect, due to the risks associated with our business. We list a number of these material risks on page 11 and 12. We recommend you also review our annual information form and annual, first, second and third quarter MD&A, which include a discussion of other material risks that could cause actual results to differ significantly from our current expectations.

•	Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Examples of forward-looking information in this document

•	our expectations about 2014 and future global uranium supply and demand, including the discussion under the heading Uranium market update

•	our consolidated outlook for the year and the outlook for our operating segments for 2014

•	our expectations for uranium deliveries in the fourth quarter of 2014

•	our future plans and expectations for each of our uranium operating properties and fuel services operating sites

•	our plan for between 0.2 million and 0.6 million packaged pounds (100% basis) in 2014 from milling Cigar Lake ore at AREVA’s McClean Lake mill

Material risks

•	actual sales volumes or market prices for any of our products or services are lower than we expect for any reason, including changes in market prices or loss of market share to a competitor

•	we are adversely affected by changes in foreign currency exchange rates, interest rates or tax rates

•	our production costs are higher than planned, or necessary supplies are not available, or not available on commercially reasonable terms

•	our estimates of production, purchases, costs, decommissioning or reclamation expenses, or our tax expense estimates, prove to be inaccurate

•	we are unable to enforce our legal rights under our existing agreements, permits or licences

•	we are subject to litigation or arbitration that has an adverse outcome, including lack of success in our dispute with CRA

•	there are defects in, or challenges to, title to our properties

•	our mineral reserve and resource estimates are not reliable, or we face unexpected or challenging geological, hydrological or mining conditions

•	we are affected by environmental, safety and regulatory risks, including increased regulatory burdens or delays

•	we cannot obtain or maintain necessary permits or approvals from government authorities

•	we are affected by political risks in a developing country where we operate
•	we are affected by terrorism, sabotage, blockades, civil unrest, social or political activism, accident or a deterioration in political support for, or demand for, nuclear energy

•	we are impacted by changes in the regulation or public perception of the safety of nuclear power plants, which adversely affect the construction of new plants, the relicensing of existing plants and the demand for uranium

•	there are changes to government regulations or policies that adversely affect us, including tax and trade laws and policies

•	our uranium and conversion suppliers fail to fulfil delivery commitments

•	our Cigar Lake mining or production plans are delayed or do not succeed, including as a result of any difficulties with the jet boring mining method or freezing the deposit to meet production targets, or any difficulties with the McClean Lake mill modifications or commissioning or milling of Cigar Lake ore, or our inability to acquire any of the required jet boring equipment

•	our McArthur River development, mining or production plans are delayed or do not succeed for any reason

•	we are affected by natural phenomena, including inclement weather, fire, flood and earthquakes

•	our operations are disrupted due to problems with our own or our customers’ facilities, the unavailability of reagents, equipment, operating parts and supplies critical to production, equipment failure, lack of tailings capacity, labour shortages, labour relations issues, strikes or lockouts, underground floods, cave-ins, ground movements, tailings dam failures, transportation disruptions or accidents, or other development and operating risks

Material assumptions

•	our expectations regarding sales and purchase volumes and prices for uranium and fuel services

•	our expectations regarding the demand for uranium, the construction of new nuclear power plants and the relicensing of existing nuclear power plants not being more adversely affected than expected by changes in regulation or in the public perception of the safety of nuclear power plants

•	our expected production level and production costs

•	the assumptions regarding market conditions upon which we have based our capital expenditures expectations

•	our expectations regarding spot prices and realized prices for uranium

•	our expectations regarding tax rates and payments, foreign currency exchange rates and interest rates

•	our decommissioning and reclamation expenses

•	our mineral reserve and resource estimates, and the assumptions upon which they are based, are reliable

•	the geological, hydrological and other conditions at our mines

•	our Cigar Lake mining and production plans succeed, including the additional jet boring equipment is acquired on schedule, the jet boring mining method works as anticipated and the deposit freezes as planned
•	the McClean Lake mill is able to process Cigar Lake ore as expected, including our expectation of processing between 0.2 million and 0.6 million packaged pounds (100% basis) in 2014

•	our McArthur River development, mining and production plans succeed

•	our ability to continue to supply our products and services in the expected quantities and at the expected times

•	our ability to comply with current and future environmental, safety and other regulatory requirements, and to obtain and maintain required regulatory approvals

•	our operations are not significantly disrupted as a result of political instability, nationalization, terrorism, sabotage, blockades, civil unrest, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, the unavailability of reagents, equipment, operating parts and supplies critical to production, labour shortages, labour relations issues, strikes or lockouts, underground floods, cave-ins, ground movements, tailings dam failure, lack of tailings capacity, transportation disruptions or accidents or other development or operating risks

Conference call

We invite you to join our third quarter conference call on Wednesday, October 29th, 2014 at 1:00 p.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial (866) 223-7781 (Canada and US) or (416) 340-2216. An operator will put your call through. A live audio feed of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, November 30, 2014 by calling (800) 408-3053 (Canada and US) or (905) 694-9451 (Passcode 9624310#)

Additional information

You can find a copy of our third quarter MD&A and interim financial statements on our website at cameco.com, on SEDAR at sedar.com and on EDGAR at sec.gov/edgar.shtml.

Additional information, including our 2013 annual management’s discussion and analysis, annual audited financial statements and annual information form, is available on SEDAR at sedar.com, on EDGAR at sec.gov/edgar.shtml and on our website at cameco.com.

Profile

We are one of the world’s largest uranium producers, a significant supplier of conversion services and one of two CANDU fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world. We also explore for uranium in the Americas, Australia and

Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries; including NUKEM GmbH, unless otherwise indicated.

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Investor inquiries:	Rachelle Girard (306) 956-6403

Media inquiries:	Gord Struthers (306) 956-6593